SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 3
       Richmond, Virginia                    :
                                             :         TRANSACTIONS
          File No. 70-9517                   :         DURING PERIOD
                                             :
(Public Utility Holding Company Act of 1935) :         July 1, 2000
                                             :            through
                                             :       September 30, 2000
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Order") in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the
Commission authorized the merger (the "Merger") of Old CNG into a wholly-
owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Order authorized post-
Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.  This certificate provides financial information for the third quarter of 2000 with respect to Dominion and its wholly-owned subsidiaries, including
Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power"), and subsidiaries of DEI, DCI and Virginia Power.
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	Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I.   FINANCING BY DOMINION

	 A. Sale of Dominion Common Stock

	       Dominion issued and sold the following shares of its common stock since January 28, 2000, the date of the merger with CNG.

                                        Dominion Direct       Employee
                                        Investment Plan     Savings Plan
                                        _______________     ____________

          Number of Shares

          First Quarter                      805,322          1,571,972
          Second Quarter                     709,475            843,667
          Third Quarter                      529,263            690,255

          Dollar Values (Thousands)

          First Quarter                      $30,654            $59,829
          Second Quarter                      31,252             37,163
          Third Quarter                       28,278             36,880








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	 B. Short Term Debt

	        During the period, Dominion, Virginia Power and DCI issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on September 30, 2000 were as follows.

                                         Maximum         Principal Amount
                                       Outstanding        as of 9/30/00
                                       (thousands)          (thousands)
                                       ___________        ______________

          Dominion                      $3,478,803          $1,752,393
          Virginia Power                   535,187             374,693
          DCI                              374,562                   0







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	C. Long-Term Debt

	       On July 10, 2000 Dominion sold $700,000,000 principal amount of
         2000 Series B 7.625%	Senior Notes Due July 15, 2005, and
         $400,000,000 principal amount of 2000 Series C 7.600% Senior Notes Due July 15, 2003. through an underwritten public offering. The notes were sold under the following terms and conditions.

                                   Series B Notes        Series C Notes
                                   ______________        ______________

           Price to the public         99.766%               99.988%

           Underwriting discount        0.600%                0.350%

           Proceeds to Dominion      $694,162,000          $398,552,000
                                       99.166%               99.638%

	       The underwriters were Bank of America Securities LLC, Chase Securities Inc., Lehman Brothers Inc., ABN AMRO Incorporated, Banc One Capital Markets, Inc., First Union Securities, Inc. and Wachovia Securities, Inc. The sale occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on July 11, 2000, are hereby incorporated by reference.

	       The net proceeds from the sale of the notes were used to refinance outstanding short term debt incurred by Dominion in connection with the acquisition of CNG, including commercial paper and money market notes.

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	       On September 6, 2000 Dominion sold $200,000,000 principal
         amount of 7.40% Series D Remarketable Notes Due September 16, 2012, $250,000,000 principal amount of 7.82% Series E Remarketable Notes Due September 15, 2014, and $250,000,000 principal amount of Floating Rate Series F Remarketable Notes Due September 16, 2012 through an underwritten public offering. The notes were sold under the following terms and conditions.

                                   Series D       Series E       Series F
                                    Notes          Notes          Notes
                                   ________       ________       ________

           Price to the public      99.901%        99.968%       100.000%

           Underwriting discount     0.250%         0.500%         0.250%

           Proceeds to Dominion   $206,182,000   $259,270,000   $257,975,000
                                    103.091%       103.708%       103.190%

	       The Series F Notes will bear interest equal to the Three Month LIBOR Rate, reset quarterly, plus 65 basis points. On the applicable remarketing date, the remarketable notes will either be mandatorily tendered to and purchased by the remarketing dealer, or mandatorily redeemed by Dominion. The notes can be extended until the tenth anniversary of the relevant remarketing date. From and after a remarketing date if Dominion elects, the interest rate on a series of notes is subject to being reset as a floating rate.

	       The net proceeds from the sale of the remarketable notes was used to refinance a portion of Dominion's outstanding short-term debt issued in connection with its acquisition of CNG, including commercial paper.
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	       The underwriters were Bank of America Securities LLC, Morgan
         Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Lehman Brothers Inc. The sale occurred pursuant to Dominion's shelf Registration Statement No. 333-93187. The registration statement and the Rule 424(b) prospectus, filed with the Commission on September 8, 2000, are hereby incorporated by reference.

II. EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

	 A. Equity Investments

	       There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.

	 B. Guaranties and Other Credit Support

	        On August 31, 2000 DCI borrowed $900 million pursuant to a term credit agreement("Credit Agreement"), dated as of August 31, 2000, with Bank of America N.A., as administration agent and lender, Bank One, NA, as syndication agent and lender, and 13 other lending banks. Pursuant to the Credit Agreement, the lenders agree to severally make either base rate loans or Eurodollar loans to DCI.
          A base rate loan will carry, for any day, a simple rate per annum equal to the greater of (a) the Prime Rate or (b) the sum of one-half of one percent plus the Federal Funds Rate. A Eurodollar

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          loan will carry a rate per annum equal to the Interbank Offered
          Rate divided by one minus a Eurodollar Reserve Percentage. The Eurodollar Reserve Percentage means, for any day, that percentage which is in effect under Regulation D as the maximum reserve requirement applicable with respect to Eurocurrency liabilities. The borrowing by DCI was a Eurodollar rate loan. All loans will have a maturity date of August 31, 2002.

	       The proceeds of the loan were used to retire the following debt:

          -	$400 million muti-year revolver and applicable letters of credit were terminated and the outstanding balance of $300 million repaid;
          -	$400 million DCI commercial paper program was terminated and the outstanding balance of $346 million repaid;
          -	$100 million Rincon commercial paper program was terminated and the outstanding balance of $64 million was repaid;
          -	approximately $190 million of intercompany debt with Dominion was repaid.

	       Dominion has unconditionally guaranteed to each lender and the administrative agent the prompt payment in full of DCI's obligations under the Credit Agreement.

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	        Dominion Equipment II, Inc., a special purpose subsidiary of
          DEI, entered into an agreement, arranged by Bank of America Facilities Leasing, LLC, with a group of banks with respect to $320 million lease financing for the construction and lease of a gas-fired power generating facility to be located at Possum Point, Virginia. The lease has an initial term of 5 years with the right of the lessee to extend for another 2 years. The terms of the lease agreement require that Dominion guarantee the obligations of the lessee under the financing documents.

	        Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of September 30, 2000 is approximately $1.8 billion, and the subsidiaries' debt subject to such guarantees totaled $1.3 billion.


   III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

	         On September 19, 2000, the Industrial Development Authority of The Town of Lousia, Virginia ("Authority") issued an aggregate principal amount of $30,000,000 of Solid Waste and Sewage Disposal Revenue Bonds due September 1, 2030 ("Bonds"). Virginia Power entered into a loan agreement with the Authority which provided for the proceeds from the sale of the Bonds to be loaned to Virginia

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          Power in return for a promissory note.  The terms of the promissory note and the agreement mirrors the terms of the Bonds. The Bonds were originally issued at an annual fixed interest rate of 4.90% during the initial long-term period, which ends on March 31, 2002. Thereafter, the Bonds can bear interest, as chosen by Virginia Power, at a long-term annual rate for another long-term period, a short-term rate for a short-term period (one day, one week, one month, 3 months, 6 months, 12 months) or at a commercial paper rate (one day to 270 days).

	        The $29,850,000 proceeds from the sale of the Bonds were used to reimburse Virginia Power for qualifying expenditures made during the construction of its North Anna Nuclear Power Plant.

	        See Forms U-6B-2 filed as a Exhibit A hereto for more detail as to the above described transaction.





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                                  SIGNATURE

	       The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



			                                DOMINION RESOURCES, INC.
                                                  By N. F. Chandler
			                                Its Attorney



        Dated November 29, 2000





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